UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purpose of Article 157, Paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, communicates to its shareholders and the market in general, that, subject to obtaining the necessary corporate approvals, intends to carry out, in the period comprising the fiscal years of 2024 to 2026, the distribution of resources to its shareholders through dividends, interest on capital, capital stock reductions and buyback of shares of its own issuance, in a total amount equal to or greater than 100% of the net income to be totaled in each of the respective fiscal years mentioned.

We clarify, however, that this is a mere intention of the Company, subject to the effective measurement of results, deliberation of dividends and interest on capital, and implementation of share buyback and capital stock reduction operations, in accordance with the convenience and opportunity to be assessed on a case-by-case basis by the Company's Management, considering the Company's economic and financial situation and also any changes in the business environment and macroeconomic scenario.

The Company also informs that it will provide information relevant to the projection now disclosed in its reference form, and in the reports including its quarterly information – ITRs and the standardized financial statements – DFP, in accordance with CVM Resolution No. 80/2022.

São Paulo, November 8, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director